Exhibit 99.1

Advertisement: This announcement is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of Iveco Group N.V. (the “Company”) to proceed with the proposed first admission to listing and trading of all of the common shares of the Company on the regulated market of Euronext Milan (the “Admission”). This announcement does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial N.V (“CNH Industrial”), any of their advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

A prospectus has been prepared by the Company in connection with the Admission in the context of the intended separation of the relevant business segments from CNH Industrial to the Company by way of a Dutch law statutory demerger (afsplitsing) (the “Demerger”), which prospectus was approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) on November 11, 2021 (the “Prospectus”). Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the shares in the Company. The approval of the Prospectus by the AFM should not be understood as an endorsement of the quality of the shares in the Company or the Company. Additionally, the Prospectus may be amended or supplemented prior to the date of Admission in relation to, amongst other things, any significant new factors which may have arisen after the date of publication of the Prospectus. A copy of the Prospectus is available on the website of the Company (www.ivecogroup.com/investor_relations/demerger_documents).

Iveco Group presents its Business, Strategy and 2026 Financial Ambitions

Demerger will create a leading, global Commercial and Specialty Vehicles, Powertrain and related Financial Services company

Focus on sustainable value creation through the continued embrace of new technologies and smart partnerships for a step change in financial performance

2026 Ambitions:

•  Total net revenues of Industrial Activities at between €16.5 – 17.5 billion (2019: €11.8 billion)

•  Adjusted EBIT margin of Industrial Activities at between 5.0% – 6.0% (2019: 3.6%)

•  Adjusted Net Profit at between €0.6 – 0.8 billion (2019: €0.3 billion)

Shareholders to receive 1 new Iveco Group N.V. share for every 5 CNH Industrial N.V. shares owned

Iveco Group signed The Climate Pledge, a commitment co-founded by Amazon and Global Optimism to reach net zero carbon by 2040

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Turin, November 18, 2021

In the context of the demerger (the “Demerger”) of Iveco Group (“Iveco Group” or “the Group” or “the Company”) from CNH Industrial N.V. (“CNH Industrial”), Iveco Group’s senior management is meeting today with the financial community to present the Company’s business, strategy, and 2026 financial ambitions, as well as the terms of the Demerger that will result in the listing of its common shares on the regulated market of Euronext Milan stock exchange expected on January 3, 2022, subject to shareholders and regulatory approvals.

Demerger Rationale

For full details on the Reasons for the Demerger, please refer to section 4.1 of the Prospectus, which is available on the Company’s website, at the url: www.ivecogroup.com/investo_relations/demerger_documents

The Demerger of Iveco Group from CNH Industrial will create an independent ‘pure player’ focused on its leading Commercial and Specialty Vehicles, Powertrain, and Financial Services businesses. The intention to separate its “On-Highway” (now named “Iveco Group”) and “Off-Highway” (Agriculture and Construction) businesses was first announced by CNH Industrial at its Capital Markets Day, held on September 3, 2019.

The reasons presented for the Demerger remain valid and follow the completion of a deep portfolio review process, taking into account, among other things, strategic, investor, and synergy considerations. This review highlighted that the “On-Highway” and “Off-Highway” businesses have diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends. The Demerger is intended to maximize management focus and flexibility, aligns investment priorities and incentives, better meets respective business needs, and optimizes the cost and capital structure of each Company to drive profitable growth.

The creation of Iveco Group is expected to allow the intrinsic value of the Company to be properly expressed for the first time and to better enable it to capture the significant opportunities of an industry undergoing fundamental changes. Specifically, it is expected that Iveco Group will be better able to anticipate its customers’ changing mobility needs, investing and partnering in the technologies of the future to address, amongst other things, the requirements of ever-stricter emissions standards worldwide.

The Iveco Group believes it is well-placed to benefit from these trends thanks to:

•	Its strong, historic presence across the full range of Commercial and Specialty Vehicles;

•

Its focus on innovation and the development of advanced and sustainable solutions, including reduced- and zero-emissions powertrains, the development of advanced, cloud-connected driver assistance systems, and the exploration of emerging autonomous driving technologies; and

•	A proven ability to reinforce these existing competitive strengths through the creation of innovative and mutually beneficial partnerships.

A New, Independent Leader with a Well-Balanced, Diversified Business

For full details on the Business Description, please refer to section 10 of the Prospectus, available at the url: www.ivecogroup.com/investor_relations/demerger_documents

As a result of the Demerger, Iveco Group N.V. will become the holding company of a leading global capital goods group engaged in the design, production, marketing, sale, servicing, and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defence and other uses, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications.

In particular, Commercial and Specialty Vehicles designs, manufactures, and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand; city and intercity buses and tourist coaches under the IVECO BUS and HEULIEZ brands; vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand; quarry and mining equipment under the ASTRA brand; firefighting vehicles under the Magirus brand.

Powertrain designs, manufactures, and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

Financial Services offers a range of financial products and services to Iveco Group dealers and customers under the IVECO CAPITAL brand. Additionally, Financial Services, leveraging on its specific expertise, will grant support to CNH Industrial post-demerger financial services in Europe, Africa and the Middle East, by providing business process services and receiving fees for the services rendered.

The Company’s statutory seat is in Amsterdam, the Netherlands, and its principal office and business address is via Puglia 35, Turin, Italy. Following the Demerger, the Group will employ some 33,500 people, with manufacturing, commercial, and financial services companies in 36 countries.

Iveco Group’s Strengths and Strategies

For full details on the Group’s Strength and Strategies, please refer to section 10.3 of the Prospectus, available at the url: www.ivecogroup.com/investor_relations/demerger_documents

Guided by a strong and talented management team led by designated Chief Executive Officer Gerrit Marx, the Company will strive to deliver the best value performance and quality across its business areas and superior customer service delivery, while leveraging on a strong ecosystem of mutually beneficial partnerships.

•	Diversified Business Portfolio with Strong Market Positions

The Group is a leading Light Commercial Vehicles (LCV) player, with strong brand positions in Europe and South America. In Europe, it is number three in the >3.5-ton LCV segment through the IVECO Daily product line, one of the most successful light commercial vehicles, especially in the body-on-frame segment (6.01 tons – 7.49 tons) where it has a consolidated #1 leadership position.

It has a longstanding presence in the Medium and Heavy-Duty truck segments, as a full-line, value-for-money manufacturer. It offers applications for both on- and off-road usage, and it is the leader in the fast-growing natural gas-powered long-haul commercial vehicles market in Europe, with a 50% share.

The Group further enjoys a strong bus business, being the market leader in European intercity and city segments.

•	Complete Powertrain Offering Gives the Group an Edge for the Upcoming Powertrain Revolution

Iveco Group’s Powertrain business is a competitive and innovative player with a diverse customer base, holding a leading market position globally in non-captive powertrain sales, and a strong core offering in internal combustion diesel and natural gas engines.

Thanks to in-house capabilities and smart partnerships, the complete powertrain offering is complemented by a synergistic driveline business which enhances the technological intellectual property (IP) and usability of its innovative powertrains (e.g., e-Axle).

The Group is well positioned for the Low-to-Zero-Emission future of propulsion. This is thanks to a balanced strategy, leveraging its consolidated presence in highly efficient and low-emission internal combustion diesel engines, its leadership in Liquefied and Compressed Natural Gas (LNG/CNG) technology, and Battery Electric/Fuel Cell Electric Vehicle (BEV/FCEV) technologies for the future, with the goal to achieve net zero emissions by 2040.

•	Enabler of Disrupters, at the Core of a Strong Collaboration and Partnership Ecosystem

Iveco Group is successfully pursuing a distinctive partnership approach to execute and capitalize on the structural changes in the transportation and commercial vehicles industry, with a sizable part of its portfolio connected to a broad spectrum of primary partners. More specifically, the Group has developed a strong ecosystem of mutually beneficial collaborations and partnerships with selected emerging transportation technology leaders to enhance growth and value creation, and to exploit mid- to long-term disruptive technologies.

In the context of a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation announced by CNH Industrial on September 3, 2019, IVECO and Nikola Corporation are jointly developing Battery Electric Vehicle (BEV) and hydrogen Fuel Cell Electric Vehicle (FCEV) cab-over trucks, which will be manufactured in Europe through a 50/50 joint-venture, and in the U.S. by Nikola Corporation. IVECO will be the manufacturer for any EU emission-related purposes of the vehicles produced and distributed in EU by the European joint-venture and will be responsible for their distribution in the different jurisdictions of the EU.

In 2021, the Group started a program with Plus AI, with the aim of building self-driving trucks by 2027. If successful, this project could deliver improvements of up to 20% in productivity and up to 5% in fuel consumption.

The Group also has a joint program with EasyMile to develop a self-driving bus by 2025.

With a focus on development acceleration, investment risk sharing, and “best-of-the-breed” solutions, the Group, together with its alliance partners, is paving the way to build up an impressive partnership ecosystem.

Performance-Driven Mindset with a Commitment to Sustainability

For full details on Sustainability Centricity, please refer to section 10.3.V of the Prospectus, available at the url: www.ivecogroup.com/investor_relations/demerger_documents

Iveco Group inherits from CNH Industrial a strong commitment to a sustainable future and is announcing today that it signed The Climate Pledge, a commitment co-founded by Amazon and Global Optimism to reach net zero carbon by 2040, ten years ahead of the goal set by the Paris Agreement. This intention is an integral element of the Company’s wider ESG commitments, including those related to workplace and on-road safety, inclusivity & diversity, and environmentally friendly product lifecycle management.

More specifically, to tackle climate change issues, the Company has integrated a range of carbon-reduction initiatives and specific climate-related topics into the sustainability plan disclosed in the 2020 Sustainability Report of CNH Industrial, defining long-term strategic targets that will drive its business strategy.

Examples of targets are:

•	2022: development of next-generation alternative fuel engines running on CNG and LNG, and compatible with biomethane, to further reduce CO2 emissions and Total Cost of Ownership (TCO).

•	2022: focus on natural gas (NG) engine technologies to achieve ultra-low NOX emissions in urban applications.

•	2023: development of the next generation Electric Daily (including in-house production of e-drivelines and battery packs).

•	2023: development of a full electric bus range.

•	2023: implementation of mild hybrid solutions on diesel and CNG vehicles.

•	2024: development of a new full electric and fuel cell heavy range (including in-house production of e-axles).

•	2030: implementation of alternative (electric/hybrid) driveline technologies on all vehicles, to achieve -50% in CO2 emissions.

A Step Change in Financial Performance

The Company’s post-Demerger strategy sets out a step change in financial performance over the next five years to 2026.

As a separately listed, independent company, Iveco Group has the following key financial ambitions for 2026:

•	Targeted total Net Revenues of Industrial Activities at between €16.5 – 17.5 billion compared to €11.8 billion in 2019, a compound annual growth rate up to 5.0%.

•	The 2026 Adjusted EBIT margin of Industrial Activities is targeted to reach between 5.0 – 6.0%, up to +240 bps increase compared to the 3.6% recorded in 2019.

•	Targeted Adjusted Net Profit at between €0.6 – 0.8 billion, compared to €0.3 billion in 2019.

•	Over the same period, Industrial Activities Investments (Property, plant and equipment and intangible assets – including capitalized R&D) are targeted to increase 80 bps from 4.2% to ~5.0%.

•	Targeted Free Cash Flow from Industrial Activities of €0.5 billion in 2026, compared to €30 million in 2019.

These ambitions will be achieved through the implementation of the Company’s DRIVE Operational Excellence Programme that is designed to deliver across the board improvements in all aspects of operational performance and specifically in the areas of quality, capex and R&D, pricing, and product mix.

Experienced Board of Directors

For full details on Board and Employees, please refer to section 11 of the Prospectus, available at the url: www.ivecogroup.com/investor_relations/demerger_documents

On completion of the Demerger, the Company’s Board of Directors, chaired by Suzanne Heywood, will consist of eight members, comprising two Executive Directors and six Non-Executive Directors, as follows:

Executive Directors:

Suzanne Heywood, Chair

Gerrit Marx, Chief Executive Officer

Non-Executive Directors:

Tufan Erginbilgic, Independent Director

Essimari Kairisto, Independent Director

Linda Knoll, Director

Alessandro Nasi, Director

Olof Persson, Independent Director

Lorenzo Simonelli, Independent Director

Demerger Terms and Timing

For full details on the admission to listing and trading on Euronext Milan, please refer to the Prospectus, available at the url: www.ivecogroup.com/investor_relations/demerger_documents

Following today’s presentation, the Company’s senior management will undertake a non-deal roadshow between November 19 and 24, 2021. As already communicated, an Extraordinary General Meeting (EGM) of CNH Industrial will take place on December 23, 2021 at which final shareholder approval for the Demerger will be sought and, should this be given and other regulatory approvals be obtained, it is expected that the Demerger would become effective on January 1, 2022 and that the first day of trading of Iveco Group shares on Euronext Milan would be January 3, 2022.

As part of the Demerger and by operation of law, each holder of common shares in the share capital of CNH Industrial (the “CNH Common Shares”) will receive one Common Share for every five CNH Common Shares which it holds (the “Allotment Ratio”) on December 31, 2021 (the “Demerger Record Date”) (such holder of CNH Common Shares on the Demerger Record Date being a “CNH Shareholder”). If such CNH shareholder also holds special voting shares in the share capital of CNH Industrial (the “CNH Special Voting Shares”), it will, by operation of law, receive a number of Special Voting Shares in the share capital of the Company that is equal to the number of Common Shares for which it will be registered in the Loyalty Register.

The number of CNH Common Shares (and CNH Special Voting Shares, when applicable), held by the CNH Shareholders, will not change as a result of the Demerger and the related allotment of Common Shares (and Special Voting Shares, when applicable). As a result of the Demerger and Admission, CNH Shareholders at the Demerger Record Date will therefore become shareholders of two independent public companies: CNH Industrial and Iveco Group.

Commenting on the Demerger, Gerrit Marx, Iveco Group designated Chief Executive Officer said: “Today is another milestone on the road to our New Energy Future. This New Energy goes towards the advanced technologies we will continue to pioneer to power development across the full range of our vehicle and propulsion businesses. And just as significantly, this New Energy goes towards our ambitious plans as an independently listed, global leader in our sector. With a highly motivated team and a growing ecosystem of like-minded and ambitious partners, we’re ready to capture the many exciting opportunities of a fast-changing industry for the benefit of all our stakeholders.”

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

E-mail: mediarelations@cnhind.com

Francesco Polsinelli, Tel: +39 335 1776091

Fabio Lepore, Tel: +39 335 7469007

Investor contacts

E-mail: investor.relations@cnhind.com

Federico Donati, Tel: +44 207 7660 386

Risk Factors

Investing in the Company involves certain risks. A description of these risks, which include risks relating to the Company as well as risks relating to the Demerger and the Common Shares (and Special Voting Shares) is included in the Prospectus. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares.

Earlier announcements related to the Demerger and Admission

On September 3, 2019, CNH Industrial announced the intention to separate the relevant business segments of the Company’s from CNH Industrial and to admit the Company’s shares to listing and trading on a regulated market. On June 11, 2021 and on July 5, 2021, CNH Industrial announced management changes for the Company in view of the Demerger and Admission. On October 18, 2021, CNH Industrial further announced that an Investor Day in respect of Iveco Group, ahead of the Demerger and Admission, is to be held on November 18, 2021. On November 11, 2021 CNH Industrial announced the approval of the Prospectus by the AFM and calling of the EGM in relation to the Demerger and the Company announced the publication of the Prospectus. These press releases are available on the corporate website of CNH Industrial (www.cnhindustrial.com/en-us/investor_relations).

DISCLAIMER

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”), and shares in Iveco Group N.V. (the “Company”) will be distributed in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This announcement is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute an announcement of this nature.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions. This announcement is not for release, publication or distribution in whole or in part, directly or indirectly, in or into any jurisdiction in violation of the relevant laws of such jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation. With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except pursuant to a prospectus approved by the relevant market authorities in that member State or in accordance with the exemptions set forth in Article 3(2) of the Prospectus Regulation, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State. Additionally, the prospectus prepared by the Company in relation to the Demerger (as defined in this announcement) and Admission (as defined in this announcement) may be amended or supplemented prior to the date of Admission in relation to, amongst other things, any significant new factors which may have arisen after the date of publication of the Prospectus.

This announcement is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial N.V. (“CNH Industrial”), any of their advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

The securities referred to herein may not be offered or sold in the United States of America absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. The Company and CNH Industrial do not intend to register all or any portion of the offering of the securities in the United States of America or to conduct a public offering of the securities in the United States of America.

This announcement does not constitute an offer of securities to the public in the United Kingdom. This announcement is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

This announcement may include statements, including with respect to CNH Industrial’s and the Company’s financial condition, results of operations, business, strategy, plans and outlook, including the impact of certain transactions. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “targets”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements are made as of the date of this announcement. Although CNH Industrial and the Company believe that such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such forward-looking statements are included for illustrative purposes only. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial and the Company’s control.

CNH Industrial and the Company expressly disclaim any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser. Information in this announcement or any of the documents relating to the Admission and the Demerger cannot be relied upon as a guide to future performance. The Company may decide not to go ahead with the Admission and CNH Industrial may decide not to go ahead with the Demerger and there is therefore no guarantee that the Admission and the Demerger will occur. You should not base your financial decision on this announcement. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested.